

Providing Audio Visual Technicial Crews in Boston, MA, New
Orleans, LA, Atlanta, GA, Nashville, TN, New York, NY,
Washington DC, Orlando, FL, Philadelphia PA

OFFERING MEMORANDUM

facilitated by



AV Seals Labor Group LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	AV Seals Labor Group LLC
State of Organization	MA
Date of Formation	08/24/2018
Entity Type	Limited Liability Company
Street Address	452 Salem St, Malden MA, 02148
Website Address	http://www.avsealstechs.com

(B) Directors and Officers of the Company

Key Person	Charles Webber
Position with the Company Title First Year	Owner 2018
Other business experience (last three years)	- Projection Presentation Technology Jan 2002-August 2018 - PSAV August 2003-August 2018

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Charles Webber	100%

(D) The Company's Business and Business Plan

Overview

AV Seals Labor Group LLC is provides technical support with A/V Technicians that set the mutimedia for conferences, meetings and conventions across the East Coast of the United States. With additional capital, we will keep this integral service to the conventions of America taking care of the Contractors and this business and the office support and the future potential growth that was hit hard with the Covid-19 pandemic that has swept across America .

The Opportunity

By investing in AV Seals Labor Group LLC, you will support a business that is will be an integral part of the Trade Show, Corporate and Entertainment Market that fuses the technology for the attendees that take part of it. The event industry has took a major hit due to the Co-Vid 19 Epidemic and with the CDC taken measures to prohibit the gathering of large crowds that leaves the technicians who work for us out of work. When the economy snaps back from this crisis we will keep continuing to capitalize on getting Freelance Audio Visual Technicians in the East Coast plenty of work to support their families and personal needs. We have serviced the top Audio Visual Production Companies that have done events for the President of the United States all the way to the Boston MA Chamber of Commerce so we work on a wide variety of production projects. With your help you keep a company that started with a positive vision to keep growing all the way to expanding nationwide because in a 1.5 years of being registered as a business we have already done events down the east coast.

- Proven Demand - We've already identified a loyal customer base in through Production Companies who are in need of Freelance Audio Visual technicians to assemble multimedia, computer and presentation management equipment. The Production Companies that we support put together events for Fortune 500 companies all the way to sporting events for MLB, NBA, and NHL. AV Seals Labor Group has built a network of teams that have perfomed for us from our hometown in Boston MA all the way down to Orlando Florida through the owner of the company being involved in this industry for 20 years and the contacts that he made in that time are the clients who fuel his business...
- Competitive Advantage - We are one of the only Audio/Visual Staffing firms in America that was made by an Audio Visual Technician. The owner has made a national network of other AV Technicians who put the most apporiate and correctly skilled technicians to service any type of corporate gatherings for their multimedia needs. He developed his network of A/V leaders through his time as a traveling A/V technician himself servicing events across the United States.
- Experienced Founders - Our founder, Charles Webber, have spent 20 Years in the industry as a Freelance AV tech himself. He opened this business due to the experience of helping his colleagues find work for the last 5 years as a freelancer in the city of Boston MA and realized

that there was a need for colleagues to represented by a person that was part of their working community.

Key performance indicators

- Average Monthly Revenue: 150,00

- Profit Margin: 30 Percent

from the founder

> We are very excited for you to be a part of AV Seals Labor Group LLCs next chapter. The community of Audio/VIsual Technicians from Boston, MA to Orlando Florida is important to us and we plan to ride out this travesty of the corona virus and will be able to snap back after the market picks up for Corporate and Convention gatherings. We have a banner month in June 2020 but we are need of a little financial help to get us there due to the amount of cancellations that that Covid-19 has had due to the fear that the virus has given to all Americans. We are also looking to be part of our future growth as well due to our rapid growth as a company on our quest to be the nations number 1 A/V show labor provider

—Charles Webber

-

(E) Number of Employees

The Company currently has 3 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	July 1, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$100,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Salaries for Staff	$37,000	$74,000
Business Insurance	$10,000	$20,000
Mainvest Compensation	$3,000	$6,000
TOTAL	$50,000	$100,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to

the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0 - 8.0%[2]
Payment Deadline	2025-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.3 x 1.2 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.53%

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[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 8.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	4.0%
$62,500	5.0%
$75,000	6.0%
$87,500	7.0%
$100,000	8.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.3x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.2x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Charles Webber	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Lendio lending	$60,000	30%		

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

Historical milestones

Av seals labor group llc has been operating since August 2018 and has since achieved the following milestones:

- Opened location in Boston, MA
- Achieved revenue of $500,000 in 2018, which then grew to 1,500,00 in 2019
- Had Cost of Goods Sold (COGS) of Varied Prices due to Tech Roles, which represented gross profit margin of 25% in 2018 . COGS were then Varied Prices due to Tech Roles the following year, which implied gross profit margin of 30 %

Historical financial performance is predictive of future performance. The Covid-19 Predictement has put that growth to a dead stop!!

Financial liquidity

Av seals labor group llc has a high liquidity position due to its low cash reserves as compared to debt and other liabilities. Av seals labor group llc expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Subsequent events to historical financials

Since the latest available financial statements of Av seals labor group llc, we have had the following material changes and trends:

- Cancellation of all events from March 2020 to May 31, 2020

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Av seals labor group llc's fundraising. It will go to consilidate the loan interest we are paying to keep paying to keep this company afloat due to the Covid-19 Pandemic

Other challenges

Av seals labor group llc has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- To make up for loss revenue of $202,990.00 due to Covid-19 pandemic that cancelled numerous events for the company or come close to that number.
- To produced a large form of working capital from those losses to turn over payment to technicians at a rapid fashion who are at the point of loosing their places to live and supporting their livelihood due to the unfortunate circumstances that Covid-19 bought due to the cancelled events that they could have worked on. To also liqudate current high interest loan to increase working capital then to give it to a high interest lender.
- To financially maintain office staff so when the market picks up in our industry they will be there ready for us to work in a healthy and calm capacity as humans.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

AV Seals Labor Group Financial Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$501,264	$1,545,941	$1,669,616	$1,869,970	$2,094,367
Cost of goods sold	$381,813	$1,177,544	$1,271,747	$1,424,357	$1,595,280
Gross profit	$119,451	$368,397	$397,869	$445,613	$499,087
OpEx					
Rent	$0	$0	$0	$0	$0
Utilities	$0	$0	$0	$0	$0
Office and Admin	$434	$445	$456	$467	$479
Repairs & Maintenance	$130	$401	$433	$485	$543
Job Supplies	$339	$347	$356	$365	$374
Meals & Entertainment	$772	$2,381	$2,571	$2,880	$3,226
Parking	$114	$352	$380	$425	$476
Misc Expense	$1,211	$1,211	$1,211	$1,211	$1,211
Total	$3,000	$5,137	$5,407	$5,834	$6,309
Operating Profit	$116,451	$363,260	$392,462	$439,779	$492,778

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed

certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$50,124.63	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$50,124.63	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$50,124.63	$0
Cost of Goods Sold	$383,604.51	$0
Taxes Paid	$4,000.00	$0
Net Income	$116,427.54	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,

MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V